Filed Pursuant to Rule 424(b)(3)
Registration No. 333-250905

Prospectus Supplement No. 3
(to Prospectus dated November 27, 2020)

ZoomInfo Technologies Inc.
Class A Common Stock
Issuable Upon Exchange or Settlement of
Outstanding Equity Interests From Time to Time
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This Prospectus Supplement No. 3, dated February 2, 2021 (this “Supplement”), is being filed to update, modify, amend and supplement the information previously included in our prospectus, dated November 27, 2020 (the “Prospectus”), with the information contained in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by ZoomInfo Technologies Inc. (the “Company”) on February 2, 2021 (the “Report”). Any document, exhibit or information contained in the Report that has been deemed furnished and not filed in accordance with SEC rules shall not be included in this Supplement. We have attached the Report to this Supplement. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.
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Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on 29 of the Prospectus dated November 27, 2020.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 2, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): January 28, 2021

ZoomInfo Technologies Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39310	84-3721253
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
805 Broadway Street, Suite 900, Vancouver, Washington 98660
(Address of principal executive offices) (Zip Code)
Registrant’s telephone number, including area code: (800) 914-1220

Not applicable
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)
☐   Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))
☐   Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e− 4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	ZI	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company     ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.
Indenture with respect to 3.875% Senior Notes due 2029

On February 2, 2021, ZoomInfo Technologies LLC (the “Issuer”) and ZoomInfo Finance Corp. (together with the Issuer, the “Issuers”), indirect subsidiaries of ZoomInfo Technologies Inc. (the “Company”), issued and sold $350.0 million aggregate principal amount of their 3.875% Senior Notes due 2029 (the “Notes”), which mature on February 1, 2029, pursuant to an indenture, dated as of February 2, 2021 (the “Indenture”), by and among the Issuers, the guarantors named on the signature pages thereto (the “Guarantors”) and Wells Fargo, National Association, as trustee (the “Trustee”). The Notes were sold within the United States only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act.

The Notes were issued at 100.0% of their par value. The Notes bear interest at a rate of 3.875% per year, payable semi-annually in arrears. The Issuers’ obligations under the Notes are guaranteed on a senior unsecured basis by all of ZoomInfo LLC’s (the “Borrower”) existing and future wholly-owned domestic restricted subsidiaries (other than the Issuers) that guarantee its senior secured credit facility or certain other indebtedness. The Notes are not guaranteed by the Company.

The net proceeds from the Notes were used, together with cash on hand, to repay a portion of the outstanding indebtedness under the Borrower’s first lien term loan facility and to pay related fees and expenses.

The Issuers may redeem all or a part of the Notes at any time prior to February 1, 2024 at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus a make-whole premium and accrued and unpaid interest, if any, to, but not including, the redemption date. In addition, beginning on February 1, 2024, the Issuers may redeem all or a part of the Notes at a redemption price equal to 101.938% of the principal amount redeemed. The redemption price decreases to 100.969% and 100.000% of the principal amount redeemed on February 1, 2025 and February 1, 2026, respectively. In addition, at any time prior to February 1, 2024, the Issuers may redeem up to 40% of the Notes from the proceeds of certain equity offerings at a redemption price equal to 103.875% of the principal amount thereof, plus accrued and unpaid interest.

Upon the occurrence of certain change of control events, the holders of the Notes will have the right to require the Issuers to make an offer to repurchase each holder’s Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest.

The Notes contain covenants limiting, among other things, the Issuers and the Guarantors’ ability to create liens on certain assets to secure debt, enter into sale and lease-back transactions, consolidate, merge, sell or otherwise dispose of all or substantially all of our assets and designate subsidiaries as unrestricted subsidiaries. These covenants are subject to a number of important exceptions and qualifications. The Notes also contain customary events of default, the occurrence of which could result in the principal of and accrued interest on the Notes to become or be declared due and payable.

Each of the foregoing descriptions of each of the Indenture and the Notes do not purport to be complete and are qualified in their entirety by reference to the full text of each of such documents, which are filed as Exhibits 4.1 and 4.2, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

First Lien Credit Agreement Amendment

On February 2, 2021, the Borrower entered into an amendment (the “Credit Agreement Amendment”) to the Borrower’s existing first lien credit agreement (as amended, the “First Lien Credit Agreement”), by and among the Borrower, the Issuer, as co-borrower (the “Co-Borrower”), ZoomInfo Midco LLC, Morgan Stanley Bank, N.A., as the new term loan lender, the revolving credit lenders party thereto, and Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent and L/C issuer, pursuant to which, among other things, there will be (i) an increase in the aggregate commitments to $250.0 million under the revolving credit facility, (ii) the addition of the Issuer as Co-Borrower, (iii) the repricing of the first lien term loan facility and revolving credit facility and (iv) an extension of the maturity date of the revolving credit facility to November 2, 2025.

Amounts drawn under the first lien term loan facility will bear interest, at the Borrower’s option, at a percentage per annum equal to 3.00% per annum for Eurocurrency Rate Loans or 2.00% per annum for Base Rate Loans. Amounts drawn under the revolving credit facility will bear interest, at the Borrower’s option, with respect to the first full fiscal quarter ending after February 2, 2021, 2.25% per annum for Eurocurrency Rate Loans or 1.25% per annum for Base Rate Loans. Thereafter, the applicable percentage per annum is set forth below, as determined by reference to the consolidated first lien net leverage ratio:

Applicable Rate
Pricing Level	Consolidated First Lien Net Leverage Ratio	Eurocurrency Rate Loans	Base Rate Loans
1	Greater than 4.40:1.00	2.25%	1.25%
2	Equal to or less than 4.40:1.00	2.00%	1.00%

The foregoing description of the Credit Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the document, which is filed as Exhibit 10.1 to this Current Report on Form 8-K.

Item 2.03          Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

Item 8.01          Other Events.

On January 28, 2021, the Company issued a press release announcing that the Issuers priced the previously announced offering (the “Offering”) of $350.0 million in aggregate principal amount of the Notes, which represented an increase of $50.0 million from the previously announced offering of $300.0 million in aggregate principal amount of the Notes. The full text of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

On February 2, 2021, the Issuers completed the Offering. As contemplated, the Company, the Issuers and the Borrower, an indirect subsidiary of the Company, used all of the net proceeds, along with cash on hand, to prepay $365.4 million aggregate principal amount of the first lien term loans outstanding under the First Lien Credit Agreement (the “Debt Prepayment”). Following the Debt Prepayment, as of February 2, 2021, $400.0 million aggregate principal amount of first lien term loans were outstanding under the First Lien Credit Agreement.

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy the securities described above, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description
4.1
Indenture, dated as of February 2, 2021, by and among ZoomInfo Technologies LLC, ZoomInfo Finance Corp., the guarantors named on the signature pages thereto and Wells Fargo Bank, National Association, as trustee

4.2	Form of 3.875% Senior Note due 2029 (included in Exhibit 4.1)
10.1
Amendment No. 2 to First Lien Credit Agreement, dated February 2, 2021, by and among ZoomInfo, LLC (f/k/a DiscoverOrg, LLC), ZoomInfo Technologies LLC (f/k/a DiscoverOrg Data, LLC), ZoomInfo Midco LLC (f/k/a DiscoverOrg Midco, LLC), Morgan Stanley Bank, N.A., as the new term loan lender, the revolving credit lenders party thereto, and Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent and L/C issuer

99.1	Press Release, dated January 28, 2021, of ZoomInfo Technologies Inc.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZoomInfo Technologies Inc.

Date: February 2, 2021

	By:	/s/ Anthony Stark
	Name:	Anthony Stark
	Title:	General Counsel and Corporate Secretary